CERTIFICATE OF QUALIFIED PERSON

ISSUER:	Tenke Mining Corporation
APPLICABLE PROJECT:	Tenke-Fungurume, Democratic Republic of Congo

I, Abdullah Arik, of Tucson, Arizona, hereby certify that:

1.

I am a "Qualified Person" within the meaning of National Instrument 43-101 and in such capacity, I have been in part responsible for the "Resource Estimate Summary Report for the Tenke-Fungurume Project" technical report dated April 5, 2006 (the "Technical Report") prepared for the Issuer’s Tenke-Fungurume Project located in Democratic Republic of Congo.

2.

In accordance with Section 8.1(2) of National Instrument 43-101, I hereby certify:

(a)

My name, address and occupation are as follows:

Abdullah Arik
3544 E. Fort Lowell Road
Tucson, Arizona 85716
Senior Mining Consultant

(b)

My qualifications and relevant experience are as follows:

I have 30 years experience in the mining industry. I have worked on project evaluations, geostatistical analysis and resource modelling of various types of deposits including precious metals, base metals, industrial minerals and coal. I am a member in good standing of the Society for Mining, Metallurgy and Exploration and Australasian Institute of Mining and Metallurgy. I am a "Qualified Person" for the purposes of National Instrument 43-101.

(c)

Date and duration of most recent visit to the site:

I have visited the Tenke-Fungurume project site during the period of February 15-19th, 2006.

(d)

Responsibility for Technical Report:

I am responsible for Section 16 of the Technical report

(e)

I am not aware of any material fact or material change with respect to the subject matter of the Technical Report which is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

(f)

I am a "Qualified Person" independent of the Issuer. I am a full time employee of Mintec, Inc.

(g)

Prior involvement in Project:

I have not had any direct prior involvement with this property prior to writing this report.

(h)

I have read National Instrument 43-101 and Form 43-101-F1, and in my opinion the Technical Report complies with them.

Dated at Tucson, Arizona this 20th day of May, 2006.

_______________________________ Abdullah Arik Consulting Engineer